Exhibit 99.1

Financial Report for the Three Months Ended March 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2020 and March 31, 2021. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2021. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	the ability of GasLog and BlackRock’s Global Energy and Power Infrastructure Team (collectively, ‘‘GEPIF’’) to consummate the acquisition of all of the outstanding common shares of GasLog that are not held by certain existing shareholders of GasLog for a purchase price of $5.80 in cash per share (the “Transaction”) is difficult to predict, involves uncertainties that may materially affect actual results and that may be beyond the control of GasLog and GEPIF, including, but not limited to, the satisfaction of the conditions to the closing of the Transaction or the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger dated as of February 21, 2021 (the “Merger Agreement”) or cause delays in the consummation of the Transaction;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	increased exposure to the spot market and fluctuations in spot charter rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•	disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;

•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

•	fluctuations in prices for crude oil, petroleum products and natural gas;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	fluctuations in currencies and interest rates;

•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;

•	the impact of environmental liabilities on us and the shipping industry, including climate change;

•	our ability to retain key employees and the availability of skilled labour, ship crews and management;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

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•	potential liability from future litigation;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2021 and available at http://www.sec.gov.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit and sale-and-leaseback facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Recent Developments

Delivery of the GasLog Galveston

On January 4, 2021, GasLog took delivery of the GasLog Galveston, a 174,000 cubic meters (“cbm”) LNG carrier with dual fuel medium speed propulsion (“X-DF”) constructed by Samsung Heavy Industries Co., Ltd. (“Samsung”). Upon delivery, the vessel immediately commenced its seven-year charter with Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy Inc. (“Cheniere”).

Dividend Declarations

On March 11, 2021, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on April 1, 2021 to holders of record as of March 31, 2021. GasLog paid the declared dividend to the transfer agent on March 31, 2021.

On May 5, 2021, the board of directors declared a quarterly cash dividend of $0.05 per common share, or $4.8 million in the aggregate, payable on May 27, 2021 to shareholders of record as of May 17, 2021.

Update on the Transaction

GasLog announced on May 3, 2021 that it has called a special general meeting of shareholders (the “Special Meeting”), to be held on June 4, 2021, to consider and vote on the proposal to approve (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement.

Holders of record of GasLog’s common shares and 8.75% Series A Cumulative Redeemable Perpetual Preference Shares on April 30, 2021 will be entitled to attend and vote at the Special Meeting, including any postponement or adjournment thereof.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet as of May 6, 2021, consists of 17 LNG carriers, including 15 ships in operation and two LNG carriers on order at Samsung. GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns 15 LNG carriers. In addition, GasLog has leased back under a bareboat charter one vessel sold to Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui & Co., Ltd. (“Mitsui”) in February 2016, for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. In addition, on October 21, 2020, GasLog leased back under a bareboat charter the GasLog Hong Kong which was sold to Sea 190 Leasing Co. Limited. (“Sea 190 Leasing”), an indirectly owned subsidiary of CMB Financial Leasing Co. Ltd. (“CMBFL”), for a period of up to twelve years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year one, and no later than the end of year 12, of the bareboat charter. Finally, on January 22, 2021, GasLog leased back under a bareboat charter the GasLog Houston which was sold to Hai Kuo Shipping 2051G Limited (“Hai Kuo Shipping”), a wholly owned subsidiary of ICBC Financial Leasing Co., Ltd. (“ICBC”), for a period of up to eight years. GasLog has the obligation to re-purchase the vessel at end of the charter period. GasLog has also the option to repurchase the vessel on pre-agreed terms no earlier than the end of the first interest period, and no later than the end of year eight, of the bareboat charter. We currently manage and operate 33 LNG carriers including 15 of our wholly owned ships in operation, 14 of the 15 ships contributed or sold to the Partnership (the other one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the three bareboat vessels and one additional LNG carrier owned by an entity in which we have a 25% interest. We are also supervising the construction of our newbuildings.

We have a 25% interest in the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year time charters and short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

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Fleet Update

Owned Fleet

As of May 6, 2021, our wholly owned fleet consisted of the following vessels:

	Vessel Name	Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Lydon Volney	2006	145,000	Spot Market	Steam turbine (“Steam”)	—	—
2	GasLog Skagen	2013	155,000	Spot Market	Tri-fuel diesel electric (“TFDE”)	—	—
3	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
4	GasLog Chelsea	2010	153,600	Glencore (3)	TFDE	January 2022	—
5	GasLog Salem	2015	155,000	Gunvor (4)	TFDE	March 2022	—
6	GasLog Savannah	2010	155,000	Eni (5)	TFDE	April 2022	—
7	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033
8	GasLog Windsor	2020	180,000	Centrica (6)	X-DF	April 2027	2029-2033
9	GasLog Westminster	2020	180,000	Centrica (6)	X-DF	July 2027	2029-2033
10	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034
11	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035
12	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035
13	GasLog Warsaw	2019	180,000	Cheniere Endesa(7)	X-DF	May 2021 May 2029	— 2035-2041
14	GasLog Singapore	2010	155,000	Spot Market Sinolam (8)	TFDE	— 2032 (8)	— —
15	GasLog Wales	2020	180,000	Jera (9)	X-DF	March 2032	2035-2038

As of May 6, 2021, the Partnership’s fleet consisted of the following vessels:

	Vessel Name	Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
2	Methane Heather Sally	2007	145,000	Spot Market	Steam	—	—
3	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	July 2021	—
5	Solaris	2014	155,000	Shell	TFDE	August 2021	—
6	GasLog Santiago	2013	155,000	Trafigura (10)	TFDE	December 2021	2022–2028
7	Methane Shirley Elisabeth	2007	145,000	JOVO (11)	Steam	August 2022	—
8	GasLog Shanghai	2013	155,000	Gunvor (4)	TFDE	November 2022	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
11	Methane Alison Victoria	2007	145,000	CNTIC VPower(12)	Steam	October 2023	2024-2025
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessels

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Hong Kong(14)	2018	174,000	Total (13)	X-DF	December 2025	2028
2	Methane Julia Louise(15)	2010	170,000	Shell	TFDE	March 2026	2029–2031
3	GasLog Houston (16)	2018	174,000	Shell	X-DF	May 2028	2031-2034

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration.

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The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Windsor and the GasLog Westminster has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Wales has the right to extend the charter by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Alison Victoria may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The charterer of the Methane Jane Elizabeth has the right to extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The charterer of the GasLog Georgetown and the GasLog Galveston has the right to extend the charters by three consecutive periods of three years, two years and two years, respectively, each at the charterer's option.

(3)	The vessel is chartered to ST Shipping & Transport Pte. Ltd., a wholly owned subsidiary of Glencore PLC. (“Glencore”).

(4)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”).

(5)	The vessel is chartered to LNG Shipping SpA, a wholly owned subsidiary of Eni SpA (“Eni”).

(6)	The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica Plc (“Centrica”).

(7)	“Endesa” refers to Endesa S.A.

(8)	The vessel is currently in the shipyard for its dry-docking and conversion to a Floating Storage Unit ("FSU"). It will be trading in the spot market until the commencement of its charter with Sinolam LNG Terminal S.A. (“Sinolam”) for the provision of an FSU that has been delayed due to COVID-19 restrictions in the construction of the powerplant for Sinolam.

(9)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc..

(10)  “Trafigura” refers to Trafigura Maritime Logistics PTE Ltd.

(11)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).

(12)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company.

(13)	The vessel is chartered to Total Gas & Power Limited-London, Meyrin-Geneva Branch (“Total”), a wholly owned subsidiary of Total S.A..

(14)	On October 21, 2020, GasLog’s subsidiary, GAS-twenty five Ltd., completed the sale and leaseback of the GasLog Hong Kong with Sea 190 Leasing. GasLog has leased back the vessel under a bareboat charter from Sea 190 Leasing for a period of up to twelve years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year one, and no later than the end of year 12, of the bareboat charter. The vessel remains on its charter with Total.

(15)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with Methane Services Limited, a subsidiary of Shell.

(16)	On January 22, 2021, GasLog’s subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping. GasLog has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GasLog has the obligation to re-purchase the vessel at end of the charter period. GasLog has also the option to re-purchase the vessel on pre-agreed terms no earlier than the end of the first interest period and no later than the end of year 8 of the bareboat charter. The vessel remains on its charter with Shell.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog Partners has the option to purchase from us the GasLog Warsaw, the GasLog Singapore, the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown and the GasLog Galveston each within 30 days following receipt of notice from GasLog that the vessel has commenced its multi-year charter (being at least five years in length). GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacity greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five-Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). In addition, our two newbuildings (Hull Nos. 2311 and 2312) will each qualify as a Five-Year Vessel upon commencement of their charters and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of her charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

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Results of Operations

Three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2021

	For the three months ended
	March 31, 2020	March 31, 2021
Amounts in thousands of U.S. Dollars
Revenues	165,897	205,327
Voyage expenses and commissions	(7,473)	(3,912)
Vessel operating and supervision costs	(35,052)	(39,253)
Depreciation	(41,497)	(47,690)
General and administrative expenses	(9,621)	(11,742)
Profit from operations	72,254	102,730
Financial costs	(41,441)	(39,388)
Financial income	468	52
(Loss)/gain on derivatives	(71,124)	20,283
Share of profit of associates	406	567
Total other expenses, net	(111,691)	(18,486)
(Loss)/profit for the period	(39,437)	84,244
Non-controlling interests	(12,042)	(26,310)
(Loss)/profit attributable to owners of the Group	(51,479)	57,934

During the three-month period ended March 31, 2020 we had an average of 28.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,250 operating days. During the three-month period ended March 31, 2021, we had an average of 33.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,869 operating days.

Revenues:

Revenues increased by 23.7%, or $39.4 million, from $165.9 million during the three-month period ended March 31, 2020, to $205.3 million during the three-month period ended March 31, 2021. The increase in revenues is attributable to an increase of $31.3 million due to the deliveries of the GasLog wholly owned vessels, the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown and the GasLog Galveston on April 1, 2020, May 11, 2020, July 15, 2020, November 16, 2020 and January 4, 2021, respectively, and a net increase of $13.9 million from the vessels of our spot fleet, as defined below. These increases were partially offset by a net decrease of $5.8 million mainly attributable to the expirations of the initial multi-year time charters of the Partnership’s vessels the Methane Alison Victoria, the Methane Rita Andrea and the Methane Shirley Elisabeth during 2020 and the Methane Heather Sally in January 2021 (at higher rates compared to their current contracted rates). The average daily hire rate decreased from $73,646 for the quarter ended March 31, 2020 to $71,496 for the quarter ended March 31, 2021.

Management allocates vessel revenues to two categories: (a) spot fleet and (b) long-term fleet. The spot fleet category contains all vessels that have contracts with initial duration of less than five years. The long-term fleet category contains all vessels that have charter party agreements with initial duration of more than five years. Both categories exclude optional periods.

For the three months ended March 31, 2020 and 2021, an analysis of available days, revenue operating days, revenues and voyage expenses and commissions per category is presented below:

	For the three months ended March 31, 2020		For the three months ended March 31, 2021
Amounts in thousands of U.S. dollars	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	1,039	1,417	1,418	1,535
Revenue operating days (**)	833	1,417	1,334	1,535
Revenues (***)	55,476	110,229	86,963	118,159
Voyage expenses and commissions	(5,368)	(2,105)	(2,239)	(1,673)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

(**) Revenue operating days represent total available days after deducting off-charter days and unscheduled off-hire days.

(***) Revenues exclude the revenues from vessel management services of $192 and $205 for the three months ended March 31, 2020 and 2021, respectively.

Voyage Expenses and Commissions:

Voyage expenses and commissions decreased by 48.0%, or $3.6 million, from $7.5 million during the three-month period ended March 31, 2020, to $3.9 million during the three-month period ended March 31, 2021. The decrease in voyage expenses and commissions is mainly attributable to a net decrease in bunker consumption costs due to the increased utilization of our vessels in the spot fleet, as defined above, in the first three months of 2021, as compared to the same period in 2020.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 12.0%, or $4.2 million, from $35.1 million during the three-month period ended March 31, 2020, to $39.3 million during the three-month period ended March 31, 2021. The increase in vessel operating and supervision costs is mainly attributable to the increase in ownership days due to the deliveries of the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown and the GasLog Galveston on April 1, 2020, on May 11, 2020, on July 15, 2020, on November 16, 2020 and on January 4, 2021, respectively, partially offset by the decrease in daily operating costs from $14,266 per ownership day (as defined below excluding the Solaris managed by Shell)

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for the three-month period ended March 31, 2020 to $13,644 per ownership day (as defined below excluding the Solaris managed by Shell) for the three-month period ended March 31, 2021. Ownership days represent total calendar days for our owned and bareboat fleet. Daily operating costs per vessel decreased mainly due to the decreased scheduled technical and maintenance costs in connection with fewer dry-dockings in the current period as well as a result of management’s operating cost initiatives, partially offset by the unfavorable movement of the Euro (“EUR”)/U. S. Dollar (“USD”) exchange rate in the three-month period ended March 31, 2021 as compared to the three-month period ended March 31, 2020.

General and Administrative Expenses:

General and administrative expenses increased by 21.9%, or $2.1 million, from $9.6 million during the three-month period ended March 31, 2020, to $11.7 million during the three-month period ended March 31, 2021, before adjusting for restructuring costs and costs related to the Transaction. General and administrative expenses include the effect of the restructuring costs of $0.4 million and $0.1 million for the three-month period ended March 31, 2020 and 2021, respectively and the effect of the costs related to the Transaction of $3.7 million for the three-month period ended March 31, 2021. Daily general and administrative expenses increased from $3,776 per vessel ownership day for the three-month period ended March 31, 2020 to $3,958 per vessel ownership day for the three-month period ended March 31, 2021, which includes restructuring costs and costs related to the Transaction of $175 and $1,270 per vessel ownership day in three-month period ended March 31, 2020 and 2021, respectively. The increase in absolute terms is mainly attributable to legal costs associated with the Transaction, the increased costs of directors and officers’ insurance as well as the unfavorable movement of the EUR/USD exchange rate in the three-month period ended March 31, 2021, which were partially offset by reduced employee costs.

Financial Costs:

Financial costs decreased by 4.8%, or $2.0 million, from $41.4 million during the three-month period ended March 31, 2020, to $39.4 million during the three-month period ended March 31, 2021. The decrease in financial costs is mainly attributable to a decrease of $6.9 million in interest expense on loans and bonds in connection with a decrease in the London Interbank Offered Rate (“LIBOR”) rates during the three-month period ended March 31, 2021, partially offset by the higher weighted average indebtedness, compared to the same period in 2020. Specifically, during the three-month period ended March 31, 2021, we had an average of $3,814.9 million of outstanding indebtedness, with a weighted average interest rate of 3.1%, while during the three-month period ended March 31, 2020, we had an average of $3,138.3 million of outstanding indebtedness having an aggregate weighted average interest rate of 4.6%. These weighted average interest rates include interest expense on loans, bonds and Cross Currency Swaps (“CCSs”). This decrease was partially offset by an increase of $3.3 million in amortization and write-off of deferred loan/bond issuance costs/premium deriving mainly from the write-off of fees relating to the sale and leaseback transaction that took place in the three-month period ended March 31, 2021 and the net increase of $1.7 million as a result of transactions incurred in the comparative period ($1.9 million loss arising on bond repurchases at premium, partially offset by $3.6 million mainly consisting of unrealized foreign exchange gains on cash and bonds incurred during the three-month period ended March 31, 2020).

(Loss)/gain on Derivatives:

Loss on derivatives decreased by $91.4 million, from a loss of $71.1 million during the three-month period ended March 31, 2020, to a gain of $20.3 million during the three-month period ended March 31, 2021. The decrease in loss on derivatives is mainly attributable to a decrease of $98.7 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss which reflected a loss of $71.3 million in the three months ended March 31, 2020, as compared to a gain of $27.4 million in the three months ended March 31, 2021, a decrease of $0.3 million in the ineffective portion of cash flow hedges and a decrease of $0.2 million in realized loss on forward foreign exchange contracts held for trading. The above movements were partially offset by an increase of $7.8 million in realized loss from interest rate swaps held for trading.

(Loss)/profit for the Period:

Loss for the period decreased by $123.6 million, from a loss of $39.4 million for the three-month period ended March 31, 2020, to a profit of $84.2 million for the three-month period ended March 31, 2021, as a result of the aforementioned factors.

(Loss)/profit Attributable to Owners of the Group:

Loss attributable to owners of the Group decreased by $109.4 million, from a $51.5 million loss for the three-month period ended March 31, 2020, to a profit of $57.9 million for the three-month period ended March 31, 2021. The decrease in loss attributable to the owners of GasLog resulted mainly from the decrease in loss for the period mentioned above, partially offset by the increase in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the increase in the Partnership’s profit.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our vessel operating costs and general and administrative expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and the vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns to maintain appropriate liquidity. Cash and cash equivalents are held primarily in USD.

As of March 31, 2021, GasLog had $233.9 million of cash and cash equivalents. In addition, an amount of $9.1 million was held as cash collaterals with respect to our swaps and is included in Other non-current assets and Prepayments and other current assets. This amount has been further reduced to $5.7 million as of May 6, 2021.

9

On January 22, 2021, GasLog’s subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping, a wholly owned subsidiary of ICBC. The vessel was sold to Hai Kuo Shipping. GasLog has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GasLog has the obligation to re-purchase the vessel at the end of the charter period. GasLog has also the option to re-purchase the vessel on pre-agreed terms no earlier than the first interest period and no later than the end of year eight of the bareboat charter. The vessel remains on its charter with Shell.

As of March 31, 2021, the total remaining balance of the contract prices for the two LNG carriers on order was $311.7 million, all of which is due within 12 months, and which will be primarily funded under the facility signed on December 12, 2019 with an Export Credit Agency-backed debt financing of $1.1 billion with 13 international banks to provide the debt funding for its current newbuilding program (the “Newbuilding Facility”), available cash and cash from operations. As of March 31, 2021, there was undrawn available capacity of $305.9 million under the Newbuilding Facility.

As of March 31, 2021, GasLog had an aggregate of $3.7 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $547.4 million was repayable within one year ($315.0 million of which relating to the 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”)), and $195.0 million of lease liabilities related to the sale and leaseback of the Methane Julia Louise, of which $9.7 million was payable within one year.

GasLog has hedged 45.5% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability and the 8.875% Senior Notes) as of March 31, 2021.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 5, 2021 and Note 7 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of March 31, 2021, GasLog’s current assets totaled $297.9 million, while current liabilities totaled $738.1 million, resulting in a negative working capital position of $440.2 million. Current liabilities include $315.0 million relating to the 8.875% Senior Notes, which will mature on March 22, 2022 (and we plan to refinance in due course), and $48.3 million of unearned revenue in relation to hires received in advance of March 31, 2021 (which represents a non-cash liability that will be recognized as revenue in April 2021 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Considering the volatile commercial and financial market conditions experienced throughout 2020, we anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing borrowings as well as the sale-and-leaseback transaction we concluded in January 2021 that released incremental liquidity of $34.8 million. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. In addition to the 8.875% Senior Notes that mature on March 22, 2022 and we will need to refinance, we may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and sustainable improvement of the LNG market, that are beyond our control. Our long-term ability to repay our debts and maintain compliance with our debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak.

Cash Flows

Three-month period ended March 31, 2020, compared to the three-month period ended March 31, 2021

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the three months ended
	March 31, 2020	March 31, 2021
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	86,344	142,540
Net cash used in investing activities	(55,143)	(163,835)
Net cash used in financing activities	(40,580)	(112,122)

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $56.2 million, from $86.3 million during the three-month period ended March 31, 2020 to $142.5 million during the three-month period ended March 31, 2021. The increase is mainly attributable to an increase in revenues of $39.4 million, a decrease of $19.9 million in movements of the working capital accounts (mainly driven by a $30.7 million decrease in unearned revenue collected,

10

partially offset by a decrease of $14.9 million in movements of trade payable balances) and a net increase of $1.2 million from the remaining movements, partially offset by an increase of $4.2 million in vessel operating and supervision costs.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $108.7 million, from $55.1 million in the three-month period ended March 31, 2020 to $163.8 million in the three-month period ended March 31, 2021. The increase is mainly attributable to an increase of $104.6 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, a decrease of $4.5 million in cash from short-term investments in the three-month period ended March 31, 2021 (compared to the same period of 2020) and a decrease of $0.5 million in cash from interest income, partially offset by a decrease of $1.0 million in net cash used in payments for right-of-use assets.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $71.5 million, from $40.6 million in the three-month period ended March 31, 2020 to $112.1 million in the three-month period ended March 31, 2021. The increase is mainly attributable to an increase of $93.8 million bank loan and bond repayments and a decrease of $86.6 million in proceeds from bank loans and bonds, partially offset by a net movement of $73.3 million in cash collaterals for swaps, a decrease of $20.0 million in dividend payments, a decrease of $5.5 million in cash paid for interest, a decrease of $4.1 million relating to the payment for the termination of cross currency swaps, a decrease of $3.0 million in cash used for purchases of treasury shares, a decrease of $1.9 million in payments for bond repurchase at a premium and a net decrease of $1.1 million in net payments of loan issuance costs.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and contract cover after March 31, 2021.

	Contracted Charter Revenues and Days from Time Charters
	After March 31,	For the years ending December 31,
	2021	2022	2023	2024	2025-2032	Total
		(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	433.4	569.2	521.6	445.7	1,357.0	3,326.9
Total contracted days(1)	6,913	8,322	7,036	5,887	18,287	46,445
Total available days(2)	9,207	12,775	12,535	12,690	100,560	147,767
Total unfixed days(3)	2,294	4,453	5,499	6,803	82,273	101,322
Percentage of total contracted days/total available days	75.1%	65.1%	56.1%	46.4%	18.2%	31.4%

After giving effect to the charter parties signed from March 31, 2021 until May 6, 2021, the contracted time charter revenues and the percentage of total contracted days to total available days for the remaining quarters of 2021 increased to $451.1 million and 80.1%, respectively.

(1)	Reflects time charter revenues and contracted days for 15 of our currently wholly owned vessels, the 15 vessels owned by the Partnership, the three bareboat vessels and the two newbuildings on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)	Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of the charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after March 31, 2021. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the vessels that are operating in the spot market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed

11

with the SEC on March 5, 2021. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 5, 2021 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

12

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and March 31, 2021

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2020	March 31, 2021
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	3	21,759	22,326
Deferred financing costs		5,150	5,915
Other non-current assets	6	12,463	6,186
Derivative financial instruments, non-current portion	15	5,561	5,835
Tangible fixed assets	4	5,028,509	5,171,173
Vessels under construction	4	132,839	105,643
Right-of-use assets	5	203,437	202,294
Total non-current assets		5,419,229	5,528,883
Current assets
Trade and other receivables		36,223	36,937
Dividends receivable and other amounts due from related parties	8	1,259	878
Derivative financial instruments, current portion	15	534	337
Inventories		7,564	9,805
Prepayments and other current assets	6	24,685	16,027
Cash and cash equivalents		367,269	233,904
Total current assets		437,534	297,888
Total assets		5,856,763	5,826,771
Equity and liabilities
Equity
Preference shares	13	46	46
Share capital	13	954	954
Contributed surplus		759,822	752,547
Reserves		18,667	18,213
Treasury shares	13	(1,340)	(1,241)
Accumulated deficit		(132,780)	(74,846)
Equity attributable to owners of the Group		645,369	695,673
Non-controlling interests		951,768	970,169
Total equity		1,597,137	1,665,842
Current liabilities
Trade accounts payable		25,046	19,818
Ship management creditors		397	536
Amounts due to related parties	8	164	24
Derivative financial instruments, current portion	15	35,415	35,028
Other payables and accruals	12	143,057	125,607
Borrowings, current portion	7	245,626	547,417
Lease liability, current portion	5	9,644	9,658
Total current liabilities		459,349	738,088
Non-current liabilities
Derivative financial instruments, non-current portion	15	78,440	51,092
Borrowings, non-current portion	7	3,527,595	3,178,959
Lease liability, non-current portion	5	186,526	185,299
Other non-current liabilities		7,716	7,491
Total non-current liabilities		3,800,277	3,422,841
Total equity and liabilities		5,856,763	5,826,771

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended
	Notes	March 31, 2020	March 31, 2021
Revenues	9	165,897	205,327
Voyage expenses and commissions		(7,473)	(3,912)
Vessel operating and supervision costs	11	(35,052)	(39,253)
Depreciation	4, 5	(41,497)	(47,690)
General and administrative expenses	10	(9,621)	(11,742)
Profit from operations		72,254	102,730
Financial costs	16	(41,441)	(39,388)
Financial income		468	52
(Loss)/gain on derivatives	16	(71,124)	20,283
Share of profit of associates	3	406	567
Total other expenses, net		(111,691)	(18,486)
(Loss)/profit for the period		(39,437)	84,244
Attributable to:
Owners of the Group		(51,479)	57,934
Non-controlling interests		12,042	26,310
		(39,437)	84,244

(Loss)/earnings per share – basic and diluted	18	(0.67)	0.58

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three months ended March 31, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Notes	March 31, 2020	March 31, 2021
(Loss)/profit for the period		(39,437)	84,244
Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	15	(4,110)	(1,098)
Other comprehensive loss for the period		(4,110)	(1,098)
Total comprehensive (loss)/income for the period		(43,547)	83,146
Attributable to:
Owners of the Group		(55,589)	56,836
Non-controlling interests		12,042	26,310
		(43,547)	83,146

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the three months ended March 31, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 13)	Preference shares (Note 13)	Contributed surplus	Reserves	Treasury shares (Note 13)	Accumulated deficit	Attributable to owners of the Group	Non - controlling interests	Total
Balance as of December 31, 2019	810	46	760,671	16,799	(2,159)	(87,832)	688,335	961,518	1,649,853
Equity offering costs	—	—	—	—	—	—	—	(5)	(5)
Dividend paid (common and preference shares)	—	—	(14,598)	—	—	—	(14,598)	(25,698)	(40,296)
Share-based compensation, net of accrued dividend	—	—	—	1,165	—	—	1,165	—	1,165
Treasury shares, net or GasLog Partners’ common units	—	—	—	—	(2,000)	—	(2,000)	(996)	(2,996)
(Loss)/profit for the period	—	—	—	—	—	(51,479)	(51,479)	12,042	(39,437)
Other comprehensive loss for the period	—	—	—	(4,110)	—	—	(4,110)	—	(4,110)
Total comprehensive (loss)/income for the period	—	—	—	(4,110)	—	(51,479)	(55,589)	12,042	(43,547)
Balance as of March 31, 2020	810	46	746,073	13,854	(4,159)	(139,311)	617,313	946,861	1,564,174

Balance as of December 31, 2020	954	46	759,822	18,667	(1,340)	(132,780)	645,369	951,768	1,597,137
Dividend paid (common and preference shares) (Note 13)	—	—	(7,275)	—	—	—	(7,275)	(7,909)	(15,184)
Share-based compensation, net of accrued dividend	—	—	—	743	—	—	743	—	743
Settlement of share-based compensation	—	—	—	(99)	99	—	—	—	—
Profit for the period	—	—	—	—	—	57,934	57,934	26,310	84,244
Other comprehensive loss for the period	—	—	—	(1,098)	—	—	(1,098)	—	(1,098)
Total comprehensive (loss)/income for the period	—	—	—	(1,098)	—	57,934	56,836	26,310	83,146
Balance as of March 31, 2021	954	46	752,547	18,213	(1,241)	(74,846)	695,673	970,169	1,665,842

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2020	March 31, 2021
		(restated)(1)
Cash flows from operating activities:
(Loss)/profit for the period		(39,437)	84,244
Adjustments for:
Depreciation		41,497	47,690
Share of profit of associates		(406)	(567)
Financial income		(468)	(52)
Financial costs		41,441	39,388
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	16	70,918	(20,333)
Share-based compensation		1,346	802
		114,891	151,172
Movements in working capital		(28,547)	(8,632)
Net cash provided by operating activities		86,344	142,540
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(59,685)	(164,287)
Payments for right-of-use assets		(980)	—
Dividends received from associate		450	400
Maturity of short-term investments		4,500	—
Financial income received		572	52
Net cash used in investing activities		(55,143)	(163,835)
Cash flows from financing activities:
Proceeds from loans	17	252,525	165,958
Loan and bond repayments	17	(124,116)	(217,873)
Payment for bond repurchase at a premium	17	(1,937)	—
Interest paid		(57,549)	(52,020)
Payment of cash collaterals for swaps		(70,280)	(1,030)
Release of cash collaterals for swaps		11,300	15,367
Payment of loan and bond issuance costs	17	(3,188)	(2,463)
Loan issuance costs received	17	—	379
Dividends paid		(37,780)	(17,700)
Payment for cross currency swaps’ (“CCS”) termination/modification	17	(4,051)	—
Purchase of treasury shares or GasLog Partners’ common units		(2,996)	—
Payments for lease liability		(2,508)	(2,740)
Net cash used in financing activities		(40,580)	(112,122)
Effects of exchange rate changes on cash and cash equivalents		(2,223)	52
Decrease in cash and cash equivalents		(11,602)	(133,365)
Cash and cash equivalents, beginning of the period		263,747	367,269
Cash and cash equivalents, end of the period		252,145	233,904

Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the period		22,007	11,474
Capital expenditures included in liabilities at the end of the period – Right-of-use assets		1,157	169
Equity raising costs included in liabilities at the end of the period		19	—
Loan issuance costs included in liabilities at the end of the period	17	1,409	914
Dividend declared included in liabilities at the end of the period		2,516	—
Liabilities related to leases at the end of the period		354	3

(1)	Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collaterals for swaps (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2020 and 2021

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London and Singapore. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. (‘‘Blenheim Holdings’’). As of March 31, 2021, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 41.4% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

On February 21, 2021 GasLog entered into an agreement and plan of merger (the ‘‘Merger Agreement’’) with BlackRock’s Global Energy & Power Infrastructure Team (collectively, ‘‘GEPIF’’), pursuant to which GEPIF will acquire all of the outstanding common shares of GasLog Ltd. that are not held by certain existing shareholders of GasLog Ltd. for a purchase price of $5.80 in cash per share (the ‘‘Transaction’’). Following the consummation of the Transaction, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, will continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. and GEPIF will hold approximately 45%.

As of March 31, 2021, GasLog held a 35.3% ownership interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. All subsidiaries included in the unaudited condensed consolidated financial statements are 100% held (either directly or indirectly) by GasLog, except for GasLog Partners and its subsidiaries. In comparison to the Group’s structure for the year ended December 31, 2020, no new subsidiaries were established or acquired in the three months ended March 31, 2021.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020 filed with the SEC on March 5, 2021.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2020 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2020.

Until December 31, 2020, interest paid and movements of cash collaterals for swaps were presented in the consolidated statement of cash flows under cash provided by operating activities. IAS 7 Cash Flow Statement does not dictate how interest cash flows should be classified, but rather allows an entity to determine the classification appropriate to its business. The standard permits entities to present payments for interest under either operating or financing activities, provided that the elected presentation is applied consistently from period to period. In 2021, management, after reviewing the Exposure Draft General Presentation and Disclosures issued by the IASB in December 2019, elected to reclassify interest paid including cash paid for interest rate swaps held for trading and the movements of cash collaterals related to the Group’s swaps under cash used in financing activities, in conformity with the proposal of the Exposure Draft to reduce presentation alternatives and classify interest paid as a cash flow arising from financing activities. Management believes that the revised classification provides more relevant information to users, as it better reflects management’s view of the financing nature of these transactions. Comparative figures have been retrospectively adjusted to reflect this change in policy in the statement of cash flows, as follows:

F-7

	Three months ended March 31, 2020
	As previously reported	Adjustments	As restated
Net cash (used in)/provided by operating activities	(30,185)	116,529	86,344
Net cash used in investing activities	(55,143)	—	(55,143)
Net cash provided by/(used in) financing activities	75,949	(116,529)	(40,580)
Effects of exchange rate changes on cash and cash equivalents	(2,223)	—	(2,223)
Decrease in cash and cash equivalents	(11,602)	—	(11,602)

On May 5, 2021, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

As of March 31, 2021, GasLog’s current assets totaled $297,888, while current liabilities totaled $738,088, resulting in a negative working capital position of $440,200. Current liabilities include $315,000 relating to the 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”) which will mature on March 22, 2022 (and we plan to refinance in due course) and $48,279 of unearned revenue in relation to hires received in advance of March 31, 2021 (which represents a non-cash liability that will be recognized as revenue in April as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Considering the volatile commercial and financial market conditions experienced throughout 2020, management anticipates that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing borrowings as well as the sale and leaseback transaction we concluded in January 2021 that released incremental liquidity of $34,840. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. In addition to the 8.875% Senior Notes that mature on March 22, 2022 and the Company will need to refinance, the Company may enter into new debt facilities in the future, as well as equity or debt instruments, although there can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and sustainable improvement of the LNG charter market, that are beyond the Company’s control. The Company’s long-term ability to repay its debts and maintain compliance with its debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In August 2020, the IASB issued the Phase 2 amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 in connection with the Phase 2 of the interest rate benchmark reform. The amendments address the issues arising from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The amendment is effective for annual periods beginning on or after January 1, 2021. Management anticipates that this amendment will not have a material impact on the Group’s consolidated financial statements.

(b) Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

3. Investment in Associates

The movements in investment in associates are reported in the following table:

March 31, 2021
As of January 1, 2021	21,759
Share of profit of associates	567
As of March 31, 2021	22,326

F-8

4. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
As of January 1, 2021	6,078,041	33,380	6,111,421	132,839
Additions	2,122	1,275	3,397	157,091
Transfer from vessels under construction	184,287	—	184,287	(184,287)
Fully amortized fixed assets	(2,740)	—	(2,740)	—
As of March 31, 2021	6,261,710	34,655	6,296,365	105,643

Accumulated depreciation
As of January 1, 2021	1,076,867	6,045	1,082,912	—
Depreciation expense	44,849	171	45,020	—
Fully amortized fixed assets	(2,740)	—	(2,740)	—
As of March 31, 2021	1,118,976	6,216	1,125,192	—

Net book value
As of December 31, 2020	5,001,174	27,335	5,028,509	132,839
As of March 31, 2021	5,142,734	28,439	5,171,173	105,643

Vessels with an aggregate carrying amount of $5,142,734 as of March 31, 2021 (December 31, 2020: $5,001,174) have been pledged as collateral under the terms of the Group’s credit facilities.

As of March 31, 2021, the Company concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

Vessels under construction

As of March 31, 2021, GasLog has the following newbuildings on order at Samsung Heavy Industries Co., Ltd. (“Samsung”):

LNG Carrier	Date of agreement	Estimated delivery	Cargo Capacity cubic meters (“cbm”)
Hull No. 2311	December 2018	Q2 2021	180,000
Hull No. 2312	December 2018	Q3 2021	180,000

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of March 31, 2021, the Group has paid to the shipyard $103,632 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 14).

The vessels under construction costs as of December 31, 2020 and March 31, 2021 are as follows:

	December 31, 2020	March 31, 2021
Progress shipyard installments	129,252	103,632
Onsite supervision costs	1,701	1,447
Critical spare parts, equipment and other vessel delivery expenses	1,886	564
Total	132,839	105,643

5. Leases

The movements in right-of-use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessel Equipment	Properties	Other	Total
As of January 1, 2021	197,668	1,437	4,258	74	203,437
Additions	—	202	1,325	—	1,527
Depreciation expense	(2,043)	(339)	(277)	(11)	(2,670)
As of March 31, 2021	195,625	1,300	5,306	63	202,294

F-9

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2021	196,170
Additions	1,527
Lease charge (Note 16)	2,414
Payments	(5,154)
As of March 31, 2021	194,957
Lease liability, current portion	9,658
Lease liability, non-current portion	185,299
Total	194,957

6. Other Non-Current Assets

Other non-current assets consist of the following:

	December 31, 2020	March 31, 2021
Various guarantees	289	287
Other long-term assets	5,378	5,197
Cash collaterals on swaps	6,796	702
Total	12,463	6,186

Cash collaterals on swaps represent cash deposited for the Group’s interest rate swaps and CCSs, being the difference between their fair value and an agreed threshold. An amount of $8,428 of cash collaterals has been included in Prepayments and other current assets (December 31, 2020: $16,671).

7. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2020	March 31, 2021
Amounts due within one year	258,262	560,437
Less: unamortized premium	—	635
Less: unamortized deferred loan/bond issuance costs	(12,636)	(13,655)
Borrowings, current portion	245,626	547,417
Amounts due after one year	3,583,447	3,229,226
Less: unamortized premium	797	—
Less: unamortized deferred loan/bond issuance costs	(56,649)	(50,267)
Borrowings, non-current portion	3,527,595	3,178,959
Total	3,773,221	3,726,376

Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2020 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 13 “Borrowings”.

On January 22, 2021, GasLog refinanced through a sale-and-leaseback transaction the GasLog Houston, a 174,000 cbm LNG carrier with X-DF propulsion built in 2018. GasLog sold the vessel to an indirectly owned subsidiary of ICBC Financial Leasing Co., Ltd. (“the GasLog Houston SLB”), raising $165,958 and leased it back under a bareboat charter for a period of up to eight years. At the end of the charter period, GasLog has the obligation to re-purchase the vessel for $99,575. GasLog has also the option to re-purchase the vessel on pre-agreed terms no earlier than the end of the first interest period, and no later than the end of year eight, of the bareboat charter. The amount drawn was used to refinance the outstanding indebtedness of GAS-twenty four Ltd., in the amount of $130,889. The amount drawn on January 22, 2021 is repayable in 32 quarterly installments of $2,074 each and a final balloon payment of $99,575 payable concurrently with the last quarterly installment in January 2029. Interest on the outstanding capital of the bareboat charter will be payable at a rate of the London Interbank Offered Rate (“LIBOR”) plus a margin. GasLog has the obligation to re-purchase the vessel and as a result under IFRS 15, the transfer of the vessel does not qualify as a sale and leaseback. The Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale-and-leaseback transaction as a financial liability. The relevant tranches of the existing loan facility of the specified vessel were terminated and the respective unamortized loan fees of $3,528 were written off to profit or loss.

The facility includes customary respective covenants, and among other restrictions the facility includes a fair market value covenant pursuant to which the lender may request additional security under the facility if the aggregate fair market value of the collateral vessel (without taking into account any charter arrangements) were to fall below 100% of the aggregate outstanding principal balance through December 31, 2022 (110% thereafter). The Group is in compliance with the required minimum security coverage as of March 31, 2021.

During the three months ended March 31, 2021 the Group repaid $86,984 in accordance with the repayment terms under its loan facilities.

The carrying amount of the Group’s credit facilities recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

F-10

Bonds

The main terms of the Group’s bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 13 “Borrowings”.

The carrying amount under the NOK bond maturing in 2024 (the “NOK 2024 Bond”), net of unamortized financing costs and unamortized premium, as of March 31, 2021 is $103,957 (carrying amount under the NOK 2024 Bonds as of December 31, 2020: $104,017) while their fair value is $108,518 based on a USD/NOK exchange rate of 0.1169 as of March 31, 2021 (December 31, 2020: $96,581, based on a USD/NOK exchange rate of 0.1170).

The carrying amount under the 8.875% Senior Notes, net of unamortized financing costs and premium as of March 31, 2021 is $313,996 (December 31, 2020: $313,773).

The Group was in compliance with its financial covenants as of March 31, 2021.

8. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31, 2020	March 31, 2021
Dividends receivable from associate (Note 3)	1,250	850
Other receivables	9	28
Total	1,259	878

Current Liabilities

Amounts due to related parties

	December 31, 2020	March 31, 2021
Ship management creditors	124	264
Amounts due to related parties	164	24

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $24 as of March 31, 2021 (December 31, 2020: $164) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

9. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the three months ended
	March 31, 2020	March 31, 2021
Revenues from long-term fleet	110,229	118,159
Revenues from spot fleet	55,476	86,963
Revenues from vessel management services	192	205
Total	165,897	205,327

Management allocates vessel revenues to two categories: a) spot fleet and b) long-term fleet, which reflects its commercial strategy. Specifically, the spot fleet category contains all vessels that have contracts with initial duration of less than five years. The long-term fleet category contains all vessels that have charter party agreements with initial duration of more than five years. Both categories, exclude optional periods.

F-11

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended
	March 31, 2020	March 31, 2021
Employee costs	5,434	4,782
Share-based compensation	1,253	638
Other expenses	2,934	6,322
Total	9,621	11,742

General and administrative expenses include costs relating to the Transaction of $3,717 for the three months ended March 31, 2021 (nil for the three months ended March 31, 2020). In addition, general and administrative expenses include restructuring costs of $51 for the three months ended March 31, 2021 ($445 for the three months ended March 31, 2020) pursuant to management’s decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office and to close the Stamford, Connecticut office.

11. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the three months ended
	March 31, 2020	March 31, 2021
Crew wages and vessel management employee costs	20,388	24,842
Technical maintenance expenses	9,721	8,176
Other vessel operating expenses	4,943	6,235
Total	35,052	39,253

12. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2020	March 31, 2021
Unearned revenue	59,612	48,279
Accrued off-hire	5,886	6,369
Accrued purchases	9,867	8,887
Accrued interest	33,600	22,613
Other accruals	34,092	39,459
Total	143,057	125,607

13. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of March 31, 2021, the share capital consisted of 95,192,812 issued and outstanding common shares, par value $0.01 per share, 200,314 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The treasury shares were acquired by GasLog in relation to the share-based compensation.

Dividend distributions

GasLog’s dividend distributions for the period ending March 31, 2021 are presented in the following table:

Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
February 21, 2021	Common	$0.05	March 11, 2021	4,759
March 11, 2021	Preference	$0.546875	March 31, 2021	2,516
Total				7,275

14. Commitments and Contingencies

(a) Commitments relating to the vessels under construction (Note 4) as of March 31, 2021 payable to Samsung were as follows:

March 31, 2021
Period
Not later than one year	311,660
Total	311,660

(b) Future gross minimum revenues receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 5), as of March 31, 2021 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

F-12

March 31, 2021
Period
Not later than one year	412,944
Later than one year and not later than two years	392,718
Later than two years and not later than three years	362,124
Later than three years and not later than four years	309,890
Later than four years and not later than five years	294,565
Later than five years	576,071
Total	2,348,312

Future gross minimum lease payments disclosed in the above table exclude the lease payments of the vessels that are under construction as of March 31, 2021 (Note 4).

(c)	In September 2017 (and in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of eight additional GasLog LNG carriers. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

(d)	In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of nineteen of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of March 31, 2021, ballast water management systems had been installed on twelve out of the nineteen vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

15. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2020	March 31, 2021
Derivative assets carried at fair value through profit or loss (FVTPL)
Forward foreign exchange contracts	327	—
Derivative assets designated and effective as hedging instruments carried at fair value
Cross-currency swaps	5,768	6,172
Total	6,095	6,172
Derivative financial instruments, current assets	534	337
Derivative financial instruments, non-current assets	5,561	5,835
Total	6,095	6,172

The fair value of the derivative liabilities is as follows:

	December 31, 2020	March 31, 2021
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	113,855	85,529
Forward foreign exchange contracts	—	591
Total	113,855	86,120
Derivative financial instruments, current liability	35,415	35,028
Derivative financial instruments, non-current liability	78,440	51,092
Total	113,855	86,120

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the USD LIBOR, and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Group’s interest rate swaps held for trading as of December 31, 2020 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 26 “Derivative Financial Instruments”. During the three months ended March 31, 2021, the Group did not enter into any interest rate swaps held for trading.

F-13

The Group’s interest rate swaps held for trading were not designated as cash flow hedging instruments. The change in the fair value of the interest rate swaps held for trading for the three months ended March 31, 2021 amounted to a net gain of $28,326 (for the three months ended March 31, 2020: a net loss of $69,980), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the three months ended March 31, 2021, the net gain of $28,326 derived from changes in the LIBOR curve.

Cross currency swap agreements

The principal terms of the Group’s CCSs designated as cash flow hedging instruments as of December 31, 2020 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 26 “Derivative Financial Instruments”. During the three months ended March 31, 2021, the Group did not enter any CCS designated as cash flow hedging instruments.

For the three months ended March 31, 2021, the effective portion of changes in the fair value of CCSs amounting to a loss of $1,177 has been recognized in Other comprehensive (loss)/income (for the three months ended March 31, 2020: a loss of $20,767). For the three months ended March 31, 2021, a gain of $51 was recycled to profit or loss representing the realized gain on CCSs in relation to the interest expenses component of the hedge (for the three months ended March 31, 2020: a loss of $217). Additionally, for the three months ended March 31, 2021, a gain of $130 was recognized in Other comprehensive (loss)/income in relation to the retranslation of the NOK Bonds in USD as of March 31, 2021 (for the three months ended March 31, 2020: a gain of $16,440).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”) and Japanese Yen (“JPY”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in EUR or JPY to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading as of December 31, 2020 have been disclosed in the annual audited consolidation financial statements for the year ended December 31, 2020. Refer to Note 26 “Derivative Financial Instruments”.

During the three months ended March 31, 2021, the Group entered the following forward foreign exchange contracts which remain unsettled as of March 31, 2021:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	Citibank Europe PLC UK	February 2021	3	April-June 2021	1.1995-1.2000	€3,000
GasLog	DNB Bank ASA	February 2021	3	April-June 2021	1.2000	€6,000
GasLog	HSBC Bank PLC	February 2021	3	April-June 2021	1.2009-1.2025	€3,000
GasLog	ABN Amro Bank N.V.	February 2021	2	April-May 2021	1.991-1.998	€1,000
GasLog	ABN Amro Bank N.V.	March 2021	3	July-September 2021	1.1964-1.1980	€7,500
GasLog	OCBC	March 2021	3	October-December 2021	1.1988-1.2000	€7,500
					Total	€28,000

Apart from the abovementioned contracts the Group did not enter any other forward foreign exchange contracts, while 8 contracts expired with staggered maturities from January to March 2021.

The Group’s forward foreign exchange contracts were not designated as cash flow hedging instruments as of March 31, 2021. The change in the fair value of these contracts for the three months ended March 31, 2021 amounted to a net loss of $918 (for the three months ended March 31, 2020: a net loss of $1,352), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives.

16. Financial Costs and Loss/(gain) on Derivatives

An analysis of financial costs and loss/(gain) on derivatives is as follows:

	For the three months ended
	March 31, 2020	March 31, 2021
Amortization and write-off of deferred loan/bond issuance costs/premium	3,817	7,114
Interest expense on loans	26,826	20,772
Interest expense on bonds and realized loss on CCS	9,484	8,681
Lease charge	2,549	2,414
Loss arising on bond repurchase at a premium	1,937	—
Other financial costs, net	(3,172)	407
Total financial costs	41,441	39,388

Unrealized loss/(gain) on derivative financial instruments held for trading (Note 15)	71,332	(27,408)
Realized loss on interest rate swaps held for trading	869	8,707
Realized loss on forward foreign exchange contracts held for trading	206	50
Ineffective portion of cash flow hedges	(1,283)	(1,632)
Total loss/(gain) on derivatives	71,124	(20,283)

F-14

17. Cash Flow Reconciliations

The reconciliation of the Group’s financing activities for the periods ended March 31, 2020 and March 31, 2021 are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Borrowings
January 1, 2020	3,147,395	—	—	—	—	3,147,395
Proceeds from loans and bonds	—	252,525	—	—	—	252,525
Loan and bond repayments	—	(124,116)	—	(8,063)	—	(132,179)
Payment for bond repurchase at a premium	—	(1,937)	—	—	—	(1,937)
Additions in deferred loan fees	—	(3,188)	—	(92)	(706)	(3,986)
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 16)	—	—	—	3,817	—	3,817
Retranslation of the 2021 NOK Bonds in USD	—	—	(16,440)	(6,176)	—	(22,616)
March 31, 2020	3,147,395	123,284	(16,440)	(10,514)	(706)	3,243,019

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Borrowings
January 1, 2021	3,773,221	—	—	—	—	3,773,221
Proceeds from loans and bonds	—	165,958	—	—	—	165,958
Loan and bond repayments	—	(217,873)	—	—	—	(217,873)
Additions in deferred loan fees	—	(2,084)	—	(594)	765	(1,913)
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 16)	—	—	—	7,114	—	7,114
Retranslation of the 2024 NOK Bonds in USD	—	—	(130)	(1)	—	(131)
March 31, 2021	3,773,221	(53,999)	(130)	6,519	765	3,726,376

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive loss	Non-cash items	Net derivative liabilities
January 1, 2020	(45,931)	—	—	—	(45,931)
Unrealized loss on derivative financial instruments held for trading (Note 16)	—	—	—	(71,332)	(71,332)
Ineffective portion of cash flow hedges (Note 16)	—	—	—	1,283	1,283
Payment for CCS termination	—	4,051	—	(4,051)	—
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(20,550)	—	(20,550)
March 31, 2020	(45,931)	4,051	(20,550)	(74,100)	(136,530)

F-15

	Opening balance	Other comprehensive loss	Non-cash items	Net derivative liabilities
January 1, 2021	(107,760)	—	—	(107,760)
Unrealized gain on derivative financial instruments held for trading (Note 16)	—	—	27,408	27,408
Ineffective portion of cash flow hedges (Note 16)	—	—	1,632	1,632
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(1,228)	—	(1,228)
March 31, 2021	(107,760)	(1,228)	29,040	(79,948)

18. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the net profit/(loss) for the period attributable to the owners of the common shares after deducting the dividend on preference shares by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS is calculated by dividing the profit for the period attributable to the owners of the Group adjusted for the effects of all dilutive potential ordinary shares by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings/(losses) and share data used in the basic and diluted earnings/(losses) per share computations:

	For the three months ended
	March 31, 2020	March 31, 2021
Basic (loss)/earnings per share
(Loss)/profit for the period attributable to owners of the Group	(51,479)	57,934
Plus:
Dividend on preference shares	(2,516)	(2,516)
(Loss)/profit for the period attributable to owners of the Group	(53,995)	55,418
Weighted average number of shares outstanding, basic	80,706,008	95,190,811
Basic (loss)/earnings per share	(0.67)	0.58
Diluted (loss)/earnings per share
(Loss)/profit for the period available to owners of the Group used in the calculation of diluted loss per share	(53,995)	55,418
Weighted average number of shares outstanding, basic	80,706,008	95,190,811
Dilutive potential ordinary shares	—	676,311
Weighted average number of shares used in the calculation of diluted loss per share	80,706,008	95,867,122
Diluted (loss)/earnings per share	(0.67)	0.58

The Group excluded the effect of 2,452,478 Stock Appreciation Rights or Stock Options (collectively the “SARs”) and 57,296 Restricted Stock Units (“RSUs”) in calculating diluted EPS for the three months ended March 31, 2021, as they were anti-dilutive (March 31, 2020: 2,611,762 SARs and 366,103 RSUs).

19. Subsequent Events

On May 3, 2021, GasLog announced that it has called a special general meeting of shareholders (the “Special Meeting”), to be held on June 4, 2021, to consider and vote on the proposal to approve (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement. Holders of record of GasLog’s common shares and 8.75% Series A Cumulative Redeemable Perpetual Preference Shares on April 30, 2021 will be entitled to attend and vote at the Special Meeting, including any postponement or adjournment thereof.

On May 5, 2021, the board of directors declared a quarterly cash dividend of $0.05 per common share payable on May 27, 2021 to shareholders of record as of May 17, 2021.

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